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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oberlin Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 N. Main Street P.O. Box 998
(No. and Street)

Bryan (City) Ohio (State) 43506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan North (419) 636-4001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira & Kolena Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe St., Suite 350 (Address) Toledo (City) OH (State) 43623 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28

OATH OR AFFIRMATION

I, Dan North, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oberlin Financial Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Director of Finance
Title

DONALD L. GRUVER
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES APRIL 9, 2009



2/28/2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oberlin Financial Corp.

Financial Statements
and Supplemental Information

Year Ended December 31, 2006

Table of Contents



MIRA+KOLENA

Certified Public Accountants & Consultants

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oberlin Financial Corp.

We have audited the accompanying statement of financial condition of Oberlin Financial Corp. as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oberlin Financial Corp. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira & Kolena, Ltd.

Toledo, Ohio
February 19, 2007

Oberlin Financial Corp.

Statement of Financial Condition

December 31, 2006

Assets	
Current assets:	
Cash and cash equivalents	$ 279,826
Accounts receivable:	
Commissions	111,138
Registered representative	65,699
Clearing firms	29,306
Affiliated parties	125
Other	323
	206,591
Prepaid expenses	54,238
Total current assets	540,655
Net property and equipment	114,664
Other assets:	
Deposits with clearing firms	210,034
Investments in common stock	34
Total other assets	210,068
Total assets	$ 865,387
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable	$ 66,898
Commissions payable	273,591
Accrued liabilities	7,966
Current portion of long-term debt	32,562
Total current liabilities	381,017
Long-term debt, net of current portion	41,700
Stockholder's equity:	
Common stock, no par value; 850 shares authorized, 400 shares issued and outstanding	155,000
Paid-in capital	1,902,541
Retained earnings (deficit)	(1,614,871)
Total stockholder's equity	442,670
Total liabilities and stockholder's equity	$ 865,387

See accompanying notes to financial statements.

Oberlin Financial Corp.

Statement of Operations

Year Ended December 31, 2006

Revenues:	
Commissions	$ 6,921,052
Investment advisory fees	1,398,593
Service fees	53,430
Insurance reimbursement	40,598
Interest and dividends	26,289
Gain on sale of investments	18,540
Other	147,652
Total revenues	8,606,154
Expenses:	
Commissions	6,719,329
Management fees and other expenses:	
Management and payroll-related costs	1,751,952
Rent	69,982
Utilities	18,443
	1,840,377
Clearing charges	397,764
Professional fees	87,643
Travel	62,145
Regulatory fees	50,480
Office supplies	43,078
Communication	37,656
Software	33,297
Depreciation	29,180
Postage	28,474
Miscellaneous	19,969
Meals and entertainment	18,278
Advertising	17,706
Maintenance	13,083
Education	13,029
Equipment rent	11,002
Interest	8,792
Promotion	6,857
Contract labor	5,855
Dues and subscriptions	5,593
Contributions	495
Total expenses	9,450,082
Loss before income taxes	(843,928)
Provision for income taxes :	
Federal - deferred	115,000
State and local	15,634
	130,634
Net loss	$ (974,562)

See accompanying notes to financial statements.

Oberlin Financial Corp.

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (974,562)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Deferred federal income taxes	115,000
Gain on sale of investments	(18,540)
Depreciation	29,180
Changes in assets and liabilities:	
Accounts receivable	(99,420)
Prepaid expenses	75,193
Accounts payable	(39,746)
Commissions payable	123,507
Accrued liabilities	7,966
Net cash used in operating activities	(781,422)
Cash flows from investing activities:	
Cash received from return of deposits with clearing firms	179,966
Capital expenditures	(6,797)
Proceeds from sale of investments	28,940
Net cash provided by investing activities	202,109
Cash flows from financing activities:	
Contributions to capital	879,684
Payments on long-term debt	(23,798)
Payments on notes payable - net	(71,866)
Net cash provided by financing activities	784,020
Increase in cash and cash equivalents	204,707
Cash and cash equivalents at beginning of year	75,119
Cash and cash equivalents at end of year	$ 279,826
Supplemental cash flow disclosures:	
Cash paid during the year for:	
Interest	$ 5,593
Equipment transferred and leased under capital leases	$ 60,117

See accompanying notes to financial statements.

Oberlin Financial Corp.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2005	$155,000	$ 1,022,857	$ (640,309)	$ 14,744	$ 552,292
Contributions to capital		879,684			879,684
Comprehensive income (loss):					
Net loss			(974,562)		(974,562)
Other comprehensive income (loss) - reclassification adjustment for gains included in net income, net of tax				(14,744)	(14,744)
Total comprehensive income (loss)					(989,306)
Balance at December 31, 2006	$155,000	$ 1,902,541	$ (1,614,871)	$ -	$ 442,670

See accompanying notes to financial statements.

Oberlin Financial Corp.

Notes to Financial Statements

December 31, 2006

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

Oberlin Financial Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and National Association of Securities Dealers ("NASD"). In addition, the Company is a registered investment adviser filed with the Securities and Exchange Commission. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio, Indiana, Michigan and Florida, although it is expanding nationwide. The Company is a wholly-owned subsidiary of Oberlin Investments LLC, a holding company of financial services-related businesses.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment, including amortization of equipment under capital leases, is calculated using straight-line method over the estimated useful lives of the assets.

Investments in Common Stock

The Company owns a fractional share in The Depository Trust & Clearing Corporation, a privately owned company. Publicly traded securities are classified as available-for-sale securities and are carried at fair market value (see Note 4). Gains and losses on marketable securities are recorded on the specific identification method.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense and related clearing charges on a settlement date basis, which is not materially different than if on a trade date basis.

Advertising Costs

The Company expenses advertising costs as they are incurred. These costs amounted to $17,706 in 2006.

1. Summary of Significant Accounting Policies - continued

Cash Equivalents and Concentration of Credit Risk

For purposes of the statement of cash flows, the Company considers all highly liquid investment securities with maturities of three months or less to be cash equivalents. The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

Basis of Presentation and Going Concern

As shown in the accompanying financial statements, the Company incurred a loss of $974,562 for the year ended December 31, 2006. The Company has $275,826 of cash at December 31, 2006 and has experienced operating losses over the past two years, does not have a credit facility and has not achieved monthly profitability. These factors raised doubt about the Company's ability to continue as a going concern at December 31, 2006. Management has developed a plan which includes a merger with another firm (see Note 9) and potential sales of assets which will provide opportunities for revenue enhancement and additional capital in the future. The ability of the Company to continue as a going concern is dependent on the success the plan.

2. Clearing Arrangements

The Company has entered into fully-disclosed clearing arrangements with Bear, Stearns and Co., Inc. ("Bear Stearns"), the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing"), and National Securities Clearing Corporation ("NSCC") whereby customers accounts are cleared and carried by these clearing organizations. The agreements, which remain in effect unless written notice of termination in provided by either party, call for the Company to maintain deposit balances in accounts maintained by Bear Stearns, Pershing and NSCC. At December 31, 2006, the Company had cash deposits included in deposits with clearing and other organizations as follows:

Bear Stearns	$ 100,000
Pershing	100,000
National Securities Clearing Corporation	10,034
	$ 210,034

The clearing arrangement with Pershing contains a termination clause under which the Company would be liable for expenses of termination. The Company terminated its agreement with National Financial, LLC in 2006, resulting in an early termination fee of approximately $3,000.

2. Clearing Arrangements - continued

The Company has agreed to indemnify these clearing organizations from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

3. Property and Equipment

Property and equipment at December 31, 2006 are as follows:

Leasehold improvements	$ 13,103
Furniture and fixtures	6,799
Computer equipment	127,982
Software	25,594
	173,478
Accumulated depreciation	(58,814)
Net property and equipment	$ 114,664

In 2006, the Company sold $8,440 of equipment to an affiliated company. No gain or loss was recognized on this transaction. In 2006, the Company assumed certain equipment leases with an approximately carrying value and debt of $30,000 from a related party.

4. Investments in Common Stock

Certain investments have been classified as available-for-sale and are carried at fair market value with unrealized gains and losses recorded as a component of shareholders' equity. Cost and fair market value of marketable equity securities at December 31, 2006 are $34.

5. Long-Term Debt

Long-term debt at December 31, 2006 consists of various capital leases as follows:

Obligations under capital leases, due in monthly installments varying from $44 to $897 through December 2009 including interest interest ranging from 11.8% to 12.7%, secured by equipment	$ 74,262
Less current portion	32,562
Long-term debt	$ 41,700

5. Long-Term Debt - continued

The Company leases certain equipment under capital leases. Property and equipment includes the following amount for capitalized leases at December 31, 2006:

Equipment	$ 127,980
Less accumulated depreciation	47,528
	$ 80,452

Future annual minimum lease payments under the capital lease obligations at December 31, 2006 are as follows:

2007	$ 40,052
2008	28,839
2009	16,202
Total minimum lease payments	85,093
Less amount representing interest	10,831
Present value of net minimum lease payments, included in long-term debt	$ 74,262

6. Income Taxes

The effective income tax rate differs from the amount computed under the statutory rate due principally to certain nondeductible expenses and recording a valuation allowance against deferred tax assets. Deferred federal income taxes are recorded using the asset and liability approach to recognize assets and liabilities for expected future tax consequences of temporary differences. Temporary differences are those items that are recognized in different periods for income tax purposes than for financial reporting purposes. At December 31, 2006, deferred federal income taxes are related to the following:

Deferred federal income tax asset:	
Net operating loss carryforwards	$ 261,021
Tax depreciation in excess of financial reporting depreciation	1,830
Deferred federal income tax asset (assumed rate 15%)	262,851
Valuation allowance	(262,851)
Net deferred federal income tax asset	$ -

6. Income Taxes - continued

At December 31, 2006, the Company has net operating loss carryforwards of approximately $1,750,000 which expire in year 2026. However, since the ultimate realization of the net deferred income tax asset is dependent upon the generation of future taxable income, among other things, the net deferred tax asset has been reduced by a valuation allowance of $262,851 at December 31, 2006. The valuation allowance related to the net operating loss carryforward applied at the lowest marginal tax rate and was recorded in 2006. As a result of recording the valuation allowance, the results of operations include a $115,000 charge related to the elimination of a deferred tax asset as it is expected that realization of this asset is not likely to occur.

7. Related Party Transactions and Lease Commitments

The Company and Oberlin Investments, LLC entered into a Management Agreement, whereby the Company pays a variable amount monthly for rent, utilities, technology, human resources and other administrative services and for management and other services provided to the Company In 2005, the Company modified its Management Agreement whereby certain costs, previously paid by Oberlin Investments, LLC, and charged to the Company through management fees, were paid directly by the Company and the management fees were adjusted to be representative of the fair value of services received. In October 2006, the management fees were discontinued. The amount paid for management fees and other services provided to the Company totaled $1,293,996 for 2006. Accounts payable at December 31, 2006 includes $100 due to Oberlin Investments, LLC for reimbursement of expenses paid on behalf of the Company.

In December 2003, the Financial Accounting Standards Board (FASB) issued revised FASB Interpretation 46 (FIN 46), "Consolidation of Variable Interest Entities" which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has adopted FIN 46 in these financial statements and has determined that through its Management Agreement with Oberlin Investments, LLC ("Investments"), Investments is considered a variable interest entity. The Company has also determined that it is not the primary beneficiary of Investments. The Company is responsible for its share of costs incurred by Investments on behalf of the Company. As a result of the Management Agreement, management does not expect the Company to absorb any losses related to other operating activities of Investments. Summarized financial information for Investments for 2006 is as follows:

Assets	$2,346,429
Liabilities	$ 125,234
Member's equity	$2,221,195
Revenues	$1,259,996
Net loss	$ (257,781)

7. Related Party Transactions and Lease Commitments - continued

In 2006, the Company entered into an operating lease for a building in Bryan, Ohio with an affiliated company, Oberlin-Hofbauer Building Company, LLC. The terms of the lease agreement require annual rental payments which total $119,000 and are as follows: 2007 - $42,000; 2008 - $42,000; and 2009 - $35,000. The Company also rents space in a retail building in Bryan, Ohio on a month to month basis from a related party. Total rent paid for this building in 2006 was $14,676.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. Under an arrangement with a clearing organization, the Company is required to maintain $150,000 of net capital. In January 2007, an additional $235,000 of capital was contributed to the Company. At December 31, 2006, the Company had net capital of $207,358 and an aggregated indebtedness ratio of 2.04 to 1.

9. Merger

In November 2006, the Company and Investments entered into a preliminary agreement which provides for the combination of the Company with National Retirement Partners, Inc. ("NRP"). The Company will be the surviving entity. Upon completion of the merger, all of the Company's common stock will be converted into 38,250 shares of NRP common stock, 5 shares of Series A preferred stock and 100 warrants to acquire shares of NRP common stock. The Agreement and Plan of Merger was approved by the NASD subject to certain conditions on February 9, 2007. The closing of this transaction is expected to occur by March 15, 2007.

SUPPLEMENTAL INFORMATION

Oberlin Financial Corp.

Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2006

(See Independent Auditors' Report)

Net capital:	
Total stockholder's equity	$442,670
Deductions of nonallowable assets:	
Affiliated party receivables	352
Registered representative receivables	65,699
Nonallowable accounts receivable	325
Prepaid expenses	54,238
Nonallowable investments	34
Equipment	114,664
Total deductions	235,312
Net capital	$207,358
Aggregate indebtedness	$422,717
Computation of basic net capital - minimum net capital required	$100,000
Excess net capital	$107,358
Ratio - aggregate indebtedness to net capital	2.04 to 1

Oberlin Financial Corp. net capital reported in Part II of Form X- 17A-5 as of December 31, 2006 agrees to the net capital of $207,358 reported above.

Oberlin Financial Corp.

Computation for Determination of
Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

(See Independent Auditors' Report)

Oberlin Financial Corp. claims exemption from rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.



MIRA+KOLENA

Certified Public Accountants & Consultants

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Oberlin Financial Corp.

In planning and performing our audit of the financial statements of Oberlin Financial Corp. for the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Oberlin Financial Corp., that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MIRA+KOLENA
Certified Public Accountants & Consultants

Board of Directors
Oberlin Financial Corp.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

Mira & Kolena, Ltd.

Toledo, Ohio
February 19, 2007

END